UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-17963
CUSIP NUMBER:

Check one:  X Form 10-K       Form 20-F       Form 11-K
           ---             ---             ---
                   Form 10-Q          Form N-SAR
                 ---                ---

                  For Period Ended:   September 30, 1997

PART I. - REGISTRANT INFORMATION

     A.   Full Name of Registrant - (DE) U.S. ENVIRONMENTAL, INC.

     B. Address of Principal Office - 201 East Kennedy Blvd., Suite 1900 Tampa, Florida 33602

PART II. - RULES 12b-25(b) AND (c)

     The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:

     A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     B. The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

     C. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.

PART III. - NARRATIVE

        The Registrant has recently installed new officers to run the Company. Since installing the new officers, the Registrant has been diligently attempting to update its quarterly filings and complete its audited financial statements for the year ended September 30, 1997 as required by Rule SB. The prior management has not been helpful in providing the information necessary to complete these filings. Because of the significant amount of work needed to complete the annual report and past quarterly filings, it is not possible to timely complete the necessary financial reports without unreasonable effort of expense. This fact is confirmed by the Registrant's certified public accountants, Pender Newkirk & Company, in an attached letter.
     The Registrant and its certified public accountants are confident that they can complete the financial statements within the additional time period allowed by the filing of this Form 12b-25.

PART IV. - OTHER INFORMATION

     A.   Name of Person to Contact in Regard to this Notification:
     Bob Lewis, 813-282-0545

     B. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such
     report(s) been filed:      Yes     XX  No
                           ----        ----

     If answer is no, identify report(s): Form 10-QSB 12/31/96, Form 10-QSB 3/31/97, Form 10-QSB 6/30/97

     C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

     U.S. ENVIRONMENTAL, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:  /s/Robert W. Lewis
                              ----------------------------
                              Robert W. Lewis, C.F.O.
Date:  December 29, 1997